The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

  333-297506-01

SUBJECT TO COMPLETION. DATED AUGUST 14 , 2026

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026, THE PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026 AND THE EQUITY INDEX PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026

US$

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Step-Down Autocallable Barrier Notes Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index due August 17, 2028

•	Nomura America Finance, LLC is offering the step-down autocallable barrier notes linked to the least performing of the S&P 500® Index and the Russell 2000® Index (each, a “reference asset” and together, the “reference assets”) due August 17, 2028 (the “notes”) described below. The notes are unsecured securities. Any payment on the notes is subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.
•	Callable annually at the principal amount plus the applicable call premium (10.30% per annum) on any call observation date on or after August 30, 2027 if the closing value of each reference asset is at or above its applicable call barrier level. You will not receive back any fees if notes are automatically called.
•	If the notes are not called, there is full exposure to declines in the least performing reference asset, and you will lose all or a portion of your principal amount at maturity. The reference asset with the lowest reference asset performance is the “least performing reference asset.”
•	Approximately a two year maturity, if not called prior to maturity.
•	The notes will not be listed on any securities exchange.
•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-13 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is expected to be between $950.50 and $980.50 per $1,000 principal amount, which is expected to be less than the price to public.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100%	Up to 0.45%	At least 99.55%
Total	$	$	$

Nomura Securities International, Inc., an affiliate of ours acting as distribution agent, will purchase the notes from Nomura America Finance, LLC for distribution to J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A., which will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Nomura or one of our affiliates that will not exceed $4.50 per $1,000 principal amount of notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use the final pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, the final pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

August     , 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$
Reference Assets:	The S&P 500® Index (Ticker: SPX) (the “SPX”) and the Russell 2000® Index (Ticker: RTY) (the “RTY”) (each, a “reference asset” and together, the “reference assets”)
Strike Date:	August 13, 2026
Trade Date:	August 14, 2026
Original Issue Date:	August 19, 2026 (expected to be the third scheduled business day after the trade date)
Final Valuation Date:	August 14, 2028, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	August 17, 2028, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Call Observation Dates, Call Settlement Dates, Call Premiums and Call Barrier Levels:	Call Observation Dates*	Call Settlement Dates**	Call Premiums (as % of the principal amount)	Call Barrier Levels (as % of the initial value of the relevant reference asset)
	August 30, 2027	September 2, 2027	10.30%	100%
	August 14, 2028 (final valuation date)	August 17, 2028 (maturity date)	20.60%	70% (barrier value)

* Each subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

** Each subject to postponement as described under “General Terms of the Notes—Automatic Call” in the accompanying product prospectus supplement.

Automatic Call Feature:	The notes will be automatically called if the closing value of each reference asset is at or above its applicable call barrier level on any call observation date on or after August 30, 2027. In that case, you will receive a cash payment, per $1,000 principal amount of notes, equal to the principal amount plus the applicable call premium payable on the corresponding call settlement date. You will not receive back any fees if notes are automatically called.
Payment at Maturity:

Unless the notes are automatically called, on the maturity date, for each $1,000 principal amount of notes, you will receive a cash payment on the maturity date, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

If the notes are not called, meaning that the final value of the least performing reference asset is less than its barrier value, you will not receive the applicable call premium, and will lose up to 100% of the principal amount

Least Performing Reference Asset:	The reference asset with the lowest reference asset performance.

PS-2

Reference Asset Performance:	With respect to each reference asset, the quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Initial Value:	7,798.99 with respect to SPX and 3,052.847 with respect to RTY, each of which was its closing value on the strike date.
Final Value:	For each reference asset, its closing value on the final valuation date.
Barrier Value:	5,459.29 with respect to SPX and 2,136.993 with respect to RTY, each of which was 70.00% of its initial value (rounded to two decimal places for the SPX and three decimal places for the RTY).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KUD4
ISIN No.:	US65541KUD44
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$10,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

The trade date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

PS-3

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”), the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”) and the equity index product prospectus supplement, dated July 16, 2026 (the “equity index product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus, the product prospectus supplement or the equity index product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus, the product prospectus supplement and the equity index product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus, the product prospectus supplement and the equity index product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•            Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•            Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm

•            Equity Index Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084315/tm2619530d26_424b3.htm

PS-4

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the notes are not called. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% of the principal amount of your notes for every 1% that the final value of the least performing reference asset is less than its initial value. You may lose up to 100% of your investment at maturity.

The Amount Payable on The Notes is Not Linked to The Values of The Reference Assets At Any Time Other Than The Call Observation Dates, Including The Final Valuation Date.

The payment on the notes will be based on the closing value of each reference asset on the call observation dates, including the final valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of each reference asset is greater than or equal to its applicable call barrier level during the term of the notes other than on the call observation dates but then decreases on each call observation date to a value that is less than its applicable call barrier level, the notes will not be called and the payment at maturity will be less, possibly significantly less, than it would have been had the payment on the notes been linked to the value of the least performing reference asset prior to such decrease. Although the actual value of the least performing reference asset on the maturity date or at other times during the term of the notes may be higher than its value on the call observation dates, whether the notes will be called and the payment at maturity will be based solely on the closing value of the least performing reference asset on the applicable call observation dates.

Your Return on The Notes Is Limited To The Principal Amount Plus the Applicable Call Premium, If Payable, Regardless of Any Appreciation in The Value of Any Reference Asset.

You will not participate in any appreciation of the reference assets. If the notes are called, for each $1,000 principal amount, you will receive $1,000 at maturity plus the applicable call premium, regardless of any appreciation in the value of any reference asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in a security, the return of which was directly linked to the performance of the reference assets during the term of the notes.

The Notes May Be Called Prior to The Maturity Date.

Because of the automatic call feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.

Since the Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and

PS-5

diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of either reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

Because the Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Not Receiving a Call Premium and Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset.

The risk that you will not receive a call premium and will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the closing value of at least one reference asset will be below its applicable call barrier level on each call observation date than if the notes were linked to only one reference asset. Therefore, it is more likely that the notes are not called and you will suffer a significant loss on your investment.

The Notes Will Not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes That Affect The Reference Assets May Affect The Value of The Reference Assets and The Market Value of The Notes and The Amount You Will Receive on The Notes and The Amount You Will Receive At Maturity.

The policies of the reference asset sponsors of the reference assets concerning additions, deletions and substitutions of the stocks included in the reference assets, and the manner in which the reference sponsors take account of certain changes affecting those stocks, may affect the value of the reference assets. The policies of the reference asset sponsors with respect to the calculation of the reference assets could also affect the value of the reference assets. The reference asset sponsors may discontinue or suspend calculation or dissemination of the reference assets. Any such actions could affect the value of the reference assets and the value of and the return on the notes.

Small-capitalization Risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter,

PS-6

our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Will Be Less Than the Original Issue Price of Your Notes.

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our affiliates’ pricing models. Such estimated value will be set forth on the front cover of the final pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the final pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the agent’s commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for agent’s commissions paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payment on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

PS-7

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference assets, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference assets may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference assets from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

The applicable call premium may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to a reference asset. Consequently, even if a call premium is payable on the notes, the return on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of a Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The historical levels of a reference asset included in this pricing supplement should not be taken as an indication of its future performance. Changes in the levels of the reference assets will affect the market value of the notes, but it is impossible to predict whether the levels of the reference assets will rise or fall during the term of the notes. The levels of the reference assets will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference assets. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the levels of the reference assets and, therefore, the market value of the notes and the amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the closing values of the reference assets. We have initially appointed our affiliate, Nomura Securities

PS-8

International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the reference assets has occurred and may also have to determine the closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if the levels of the reference assets are unavailable. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any call observation date, including the final valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the payment at maturity, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed payment.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

PS-9

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any reference asset relative to its initial value. We cannot predict the closing value of any reference asset on any call observation date, including the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any reference asset or the return on the notes.

The table and examples below illustrate how the payment on the notes would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the least performing reference asset. The hypothetical returns on the notes in the table below are numbers, expressed as percentages, that result from comparing the payment at maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

🞂	Principal amount:	$1,000
🞂	Hypothetical initial value of the least performing reference asset:	1,000.00
🞂	Hypothetical call barrier level of the least performing reference asset:	First call observation date: 1,000.00 (100.00% of its hypothetical initial value) Final valuation date: 700.00 (70.00% of its hypothetical initial value, the barrier value)

Hypothetical Final Value of the Least Performing Reference Asset	Hypothetical Reference Asset Performance of the Least Performing Reference Asset	Hypothetical Payment at Maturity (Assuming the Notes Are Not Called on the First Call Observation Date)	Hypothetical Return on the Notes (Assuming the Notes Are Not Called on the First Call Observation Date)
2,000.00	100.00%	$1,206.00(1)	20.60%
1,500.00	50.00%	$1,206.00	20.60%
1,250.00	25.00%	$1,206.00	20.60%
1,000.00(2)	0.00%	$1,206.00	20.60%
800.00	-20.00%	$1,206.00	20.60%
700.00(3)	-30.00%	$1,206.00	20.60%
699.90	-30.01%	$699.90	-30.01%
500.00	-50.00%	$500.00	-50.00%
300.00	-70.00%	$300.00	-70.00%
250.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1) The notes are automatically called at maturity, and the return on the notes will equal the applicable call premium of 20.60%. If the notes are automatically called on the first call observation date, the return on the notes will equal the applicable call premium of 10.30% which is significantly less than the applicable call premium at maturity.

(2) The hypothetical initial value of 1,000.00 used in these examples has been chosen for illustrative purposes only. The actual initial value of each reference asset is set forth on page PS-3 of this pricing supplement.

(3) This is the hypothetical barrier value of the least performing reference asset.

PS-10

The following examples indicate how the payment on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes.

Hypothetical examples of amount payable upon an automatic call – The following hypothetical examples illustrate how hypothetical payments are calculated upon an automatic call.

Example 1: The closing value of the least performing reference asset increases by 10.00% from its initial value to a closing value of 1,100.00 on the first call observation date. Because the closing value of the least performing reference asset on the first observation date is greater than or equal to its applicable call barrier level, the investor receives on the first call settlement date a cash payment of $1,103.00 per note, representing the principal amount plus the corresponding call premium. After the notes are called, they will no longer remain outstanding and there will be no further payment on the notes.

Example 2: The notes are not called on the first call observation date, and the closing value of the least performing reference asset increases by 20.00% from the initial value to 1,200.00 on the final valuation date. Because the notes are not called on the first call observation date and the closing value of the least performing reference asset on the final valuation date is greater than or equal to its applicable call barrier level, the investor receives on the maturity date a cash payment of $1,206.00 per note, representing the principal amount plus the corresponding call premium.

Hypothetical example of amount payable at maturity – The following hypothetical example illustrates how hypothetical payment at maturity is calculated, assuming the notes are not automatically called.

Example 3: The notes are not called and the closing value of the least performing reference asset decreases by 50.00% from the initial value to its final value of 500.00 on the final valuation date, which is less than its barrier value. The notes are not called because the closing value of the least performing reference asset is below its applicable call barrier level on each call observation date (including the final valuation date). Because the final value of the least performing reference asset is less than its initial value as well as its barrier value, the investor receives at maturity, a cash payment of $500.00 per note, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

= $1,000 + ($1,000 x -50.00%) = $1,000 - $500.00 = $500.00

PS-11

THE REFERENCE ASSETS

Description of the SPX

The SPX is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see “The S&P 500® Index” beginning on page PS-2 of the accompanying Index Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 1, 2021 through August 13, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the SPX

The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SPX on any coupon observation date, including the final valuation date.

PS-12

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see “The Russell 2000® Index” beginning on page PS-8 of the accompanying Index Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 1, 2021 through August 13, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the RTY

The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the RTY on any coupon observation date, including the final valuation date.

PS-13

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the reference assets. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the reference assets. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference assets or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference assets or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS-14

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The distribution agent will purchase the notes from us for distribution to J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A., which will act as placement agents for the notes. The distribution agent will agree to sell to the placement agents, and the placement agents will agree to purchase from the distribution agent, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Nomura or one of our affiliates that will not exceed $4.50 per $1,000 principal amount of notes.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

PS-15